FEDERATED WORLD INVESTMENT SERIES, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 10, 2013

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: Federated World Investment Series, Inc. (the “Registrant”)

Federated International Leaders Fund (the “Fund”)

R Shares (the “Share Class”)

1933 Act File No. 33-52149

1940 Act File No. 811-7141

Dear Sir or Madam:

On behalf of the Registrant and pursuant to Rule 477 of the Securities Act of 1933, as amended, I respectfully submit this request for withdrawal of Post-Effective Amendment No. 56, together with all exhibits thereto, to the Registrant’s Registration Statement on Form N-1A filed on behalf of the above referenced Fund and Share Class on July 2, 2013, Accession Number 0001318148-13-001181.

This amendment withdrawal is requested because of a revision required on the signature page due to an unexpected change in board composition.

The amendment was originally filed to submit exhibits containing interactive data tags that related to the Registrant’s substantive Rule 485(b) Registration Statement filed as Post-Effective Amendment No. 55 and effective on June 24, 2013. The Registrant will file another post-effective amendment with the required interactive data tags with a corrected signature page.

If you have any questions regarding this application for withdrawal, please contact Leslie Petrone at (412) 288-1472.

Very truly yours,

/s/ Todd P. Zerega

Todd P. Zerega

Assistant Secretary